ALLIANCE RESOURCE PARTNERS, L.P.

1717 South Boulder Avenue, Suite 400

Tulsa, Oklahoma 74119

April 24, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F. Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-224021) of Alliance Resource Partners, L.P. (the “Registrant”)

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on April 26, 2018 at 2:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please call David P. Oelman of Vinson & Elkins L.L.P., the Registrant’s outside counsel, at (713) 758-3708 with any questions regarding this request for acceleration.

Very truly yours,

Alliance Resource Partners, L.P.

By:	/s/ R. Eberley Davis
Name:	R. Eberley Davis
Title:	Senior Vice President, General Counsel and Secretary